PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Filed By PerkinElmer, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company: Packard BioScience Company

Commission File No.: 000-30385

PERKINELMER, INC.

Moderator: Greg Summe
July 16, 2001
9:00 a.m. ET

Operator: Good day everyone and welcome to this PerkinElmer Conference Call. This conference is being recorded. At this time, for opening remarks and introductions, I would like to turn the conference over to the Vice President of Investor Relations and Corporate Communications, Miss Diane Basile. Please go ahead, ma’am.

Diane Basile: Good morning and welcome to the PerkinElmer Second Quarter 2001 Earnings Conference Call and call to describe the acquisition of Packard BioScience.

If you have not received a copy of our earnings press release or our announcement of the acquisition of Packard BioScience, you may get one from visiting our Web site at www.perkinelmer.com on the First Call network or from our toll-free investor hotline, 1-877-pkinyse.

As we discuss our operating profit and earnings per share today, consistent with what we have done in prior focus, we will focus on results on a continuing basis, adjusted for a number of items. These results exclude non-recurring items, such as one-time gains and restructuring charges and exclude the amortization of goodwill and intangibles as we believe this provides the most useful

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

comparative information for our businesses. The difference between these adjusted results and (our quarter) results can be found on page six of the press release.

Before we begin, we (would) need to remind everyone of the following Safe Harbor statements. Certain remarks that we may make about management future expectations, claims and prospects may constitute forward-looking statements about the company’s performance that involve risks and uncertainties. These forward-looking statements are only predictions and may differ materially from actual future events or results. Further, we assume no obligation to update these statements. Please refer to the documents filed by the company with the SEC, specifically our most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

I’m now pleased to introduce the Chairman and Chief Executive Officer of PerkinElmer, Greg Summe.

Greg Summe: Thank you, Diane. Good morning everyone.

I appreciate you taking the time to join us today to talk about our second quarter 2001 results, as well as the acquisition of Packard BioScience. This is another significant step in the transformation of PerkinElmer.

With me today are Rob Friel, our Chief Financial Officer and John Engel, President of Life Sciences. I will talk about the highlights of the second quarter and the Packard agreement. Rob will then talk in more detail on the second quarter financial results and 2001 guidance. And then, John will speak in more detail about the acquisition of Packard BioScience. We’ll then break for questions and answers and then, subsequently close the call.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

In spite of difficult economic conditions, PerkinElmer delivered a very strong earnings growth in the second quarter. Specifically, our cash EPS was 38 cents a share, which beats the consensus street estimate and represent a 31-percent increase over the EPS for the second quarter of 2000. This marks our 15th consecutive quarter of delivering double-digit earnings growth and meeting or beating expectations.

Operating margins for the quarter are expanded by 300 basis points, to 16 percent, driven by the success products and a continued focus on our productivity and quality. All of our businesses expanded operating margins by 170 basis points or more. Revenue for the quarter grew six percent to $391 million. Strong sales in Life Sciences, which (added) organic growth to 12 percent, Digital Imaging, Aerospace and Analytical Instruments were partially offset by sharp declines in the semiconductor and the photography markets.

These financial results in a difficult economic environment are a testament to the strength of our management organization development processes and the improving mix of our portfolio. Some of the other highlights for the quarter: We introduced a record number of new products, including in Life Sciences, the first commercially available (snip) reagent platform fluorescence polarization. And in telecom, the launch of CHROMOS11, a portable optical network chromatic dispersion test set and the NEXUS-PMD, a polarization mode test set.

We also announced a number of acquisitions and alliances during the quarter, including an expanded partnership with MDS Sciex, the jointly developed Time-of-Flight based mass spectrometry systems and an agreement with (Non-Linear Dynamics) to distribute (ProGenesis), a investment distribution agreement with (Kygron), (their circuit sell tension) measurement system, which is targeted at solving the (Ambicox) bottlenecks, our intention to sell our security and detection systems business.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

And finally, earlier this morning, we announced our intent to acquire Packard BioScience, a global provider of drug discovery tools. As outlined in our press release, the transaction is structured as a tax-free all stock merger, valued at approximately $650 million. With the requisite approvals, we expect to close the deal sometime during the fourth quarter of this year. Based on Packard’s very complementary offerings in liquid handling, sample prep, DNA arrays and other biochip technologies, along with a great field sales and service organization, we feel strongly that this transaction will create value for our customers, our employees and our shareholders.

I will let John take you through some of the specifics and be happy to answer your questions at the end of our remarks.

But now, to discuss the second quarter and the full-year guidance in more detail, I’m going to turn the call over to Rob Friel.

Rob Friel: Good morning. As Greg mentioned, I will review our financial results for the second quarter and then, turn it over to John Engel, who’ll review the Packard BioScience’s acquisition in more detail.

Overall, we are very pleased with our results for the second quarter. In the midst of a very difficult business environment, we have once again exceeded our earnings commitment, making this the 15th consecutive quarter we have achieved double-digit earnings per share growth. Our ability to achieve these results is due to improving portfolio businesses, our relentless focus on improving our operations and an aggressive approach to quality control.

Operating margins in the quarter stand at 300 basis points as our gross margins expanded by 400 basis points, due to volume leverage in our Life Sciences and Instrument businesses and significant cost factors in our Optoelectronics and Fluid Sciences businesses. All the (SCUs) increased operating margins by at least 170 basis points.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Turning to revenue growth, the vast majority of our businesses are enjoying robust growth. But in areas where we are experiencing difficult market conditions, revenue is down sharply. Seventy-five percent of our businesses had nine percent or better revenue growth in Q2. The other 25 percent, however, however, contracted over 30 percent. So overall, organic revenue growth was three percent in the quarter. If we pull out the products serving the (heart) in semiconductor and photography markets, our Q2 organic growth would have been 11 percent.

Now, let me turn to the financial pages of the press release and go into the financial results in a little bit more detail. As Greg mentioned, we have decided to sell our Security and Detection System business and it’ll (perfectly) move that business to discontinued operations. Therefore, our continuing operations excludes Detection System results during this quarter, as well as Q2 of last year. Revenue from continuing operations was roughly 391 billion in the quarter, up six percent.

During the quarter, we sold two small businesses, which reduced our revenue by about five million in Q2. As I mentioned previously, organic growth, adjusted for foreign exchange and acquisitions in divestitures, was up three percent.

Operating income grew 30 percent at 63 million, driven by the improved growth margins, partially offset by SG&A from the NEN acquisition. As a percentage of sales, operating income expanded 300 basis points to just over 16 percent. Other expenses were about as flat as last year and our tax rate of 29 percent improved over Q2 —Q1 due to our increased profits in our lower tax offshore operations.

The income for continuing operations was 39.4 million, up 34 percent over the prior year, while net income, including the impact of Detection Systems, was up 21 percent for the quarter.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

EPS after income from discontinued operation of 37 cents is up 19 percent over last year’s 31 cents and is a penny better than the street consensus.

Now, I’d like to turn to the segment results. Life Sciences had a very good quarter, with revenue up 85 percent on a reported basis, reflecting the impact of NEN. Operating margins expanded 460 basis points to 19.6 percent, benefiting from NEN synergies, higher volume and excellent profitability in our Genetic Screening business. Organic growth in Life Sciences was 12 percent in the sense that double-digit growth in both instrument and the reagents.

Our Drug Discovery tools business grew 11 percent in the quarter. Growth was particularly strong in our gnomics and proteomic products, with record sales of (micromac), microwave and nuclear types. Ultra high ((inaudible)) screening solutions, such as (microplate) readers and fluorescence space reagents were also strong contributors.

As the pharmaceutical industry continues to see productivity improvements, our instrument ((inaudible)) will become increasingly important. A good example of this is our (Viewlux) ultra high throughput instrument. It’s a (multiplate) reader, which had record shipments during the quarter. Due to its ability to provide five different screening technologies and process over 100,000 screens in an hour, it provides (the lab) flexibility and speed while retaining very high sensitivity.

Our planned merger with Packard BioScience is expected to add a world-class sample prep and liquid handling capability to an already strong line of solutions that serve the gnomics, proteomics and high throughput screening markets. And I’ll let John Engel get into this in more detail later.

In addition to the Packard Announcement, Greg just mentioned a number of recent announcements and a number of exciting opportunities in our drug discovery area. We reached an agreement with (Non-Linear Dynamics) to distribute a (2-D gel) analysis software, which

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

automates and accelerates the major time ((inaudible)) step into proteomics workflow. This agreement nicely complements our relations with (Gnomic Solutions) and further enhances the attractiveness of our Time-of-Flight bases mass spec collaboration with MDS Sciex. In addition, we invested in (Kygron), which is developing innovative technologies targeted at solving the growing (antitox) ((inaudible)) mix in the drug discovery process.

Genetic Screening revenue grew organically 15 percent as we continue to build upon our position as the number one provider of neonatal screening solutions. In Q2, we were awarded the Neonatal Screening Program for the states of Texas, New Jersey and Washington. And we now perform over 55 percent of the newborn screenings in the United States. Now turning to Optoelectronics, revenue was 108 million, with 20 percent-plus growth in telecom and digital imaging, but offset by softness in photography and semiconductor markets, yielding an overall organic decline of six percent.

Operating margins expanded 310 basis points as the revenue contractions occurred in our lower margin businesses and the impact of aggressive cost and productivity actions, which have been implemented during the previous three quarters, more than offset the revenue.

Our Telecom business delivered over 20 percent growth in Q2 on the strength of our fiber optic test and monitoring systems. During the quarter, we continue to expand our capabilities and product offerings in both systems monitoring and high-speed receivers. In May, we introduced the CHROMOS11 AND NEXUS-PMD, which are portable test instruments that provide accurate measurement of in-system polarization mode dispersion. In our component product line, we’re using this market correction to aggressively modernize and build our processes.

By the end of the year, we will put in a new three inch ((inaudible)) state-of-the-art wafer line and upgraded 75 percent of the Montreal facility, as well as expanded our telecom component capabilities in Manila and our (Baton), Indonesia facilities. This should better position us from a

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

cost position now, but more importantly, improve our production capabilities when the market comes back.

The Digital Imaging business continues to perform well, with revenues up over 20 percent in the quarter. We recently produced our 100th (raz) panel and shipped our first cardiac panel to (GE Med Systems). In addition, we continue to win new (radio-therapy) applications and our acquisition of (Sonorin Standards) during the quarter provides us access to next generation imaging technology, which will allow us to offer a number of new market applications.

Offsetting the grown in Telecom and Digital Imaging was significant contraction in our Semicom and Photography markets. While we did experience pockets of growth in some of our medical lighting applications, we experience very steep declines in our Photography business, which was down 53 percent to Q2 first of last year and which is going through a significant inventory correction. And our —and our Photography business went down over 40 percent in the same quarter. However, despite the fairly dramatic drop in revenue, the lighting and sensor businesses were still able to achieve double-digit operating margins due to proactively adjusting their cost base.

In our Instrument segment, revenue was 146 million in the quarter, which was flat on a reported basis with last year. But adjusting for the divested ((inaudible)) business, Instruments turned in a very strong nine percent organic growth. Revenue was —(grow) to a strong ((inaudible)) (chromotography), particularly in the environmental, food and beverage and pharmaceutical markets, led by our total mass gold (GCMS), which was recently repositioned in the marketplace.

We also saw strong growth in our recently introduced ((inaudible)), which is an (ICPNS) instrument used in quality assurance and control. Operating margins in Instruments expanded 170 basis points to 12.3 percent on the higher volume and benefits from ongoing operating improvements.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Also during the quarter, we were very pleased to announced the expansion of our joint venture with MDS Sciex to develop the next generation Time-of-Flight Mass Spec System, which we expect to serve the pharmaceutical and biotech markets in connection with our Life Sciences business.

Q2 for Fluid Sciences was similar to that of Optoelectronics business in that they had some nice growth in Aerospace, but it was more than offset with the sharp decline in the semiconductor market. Even with this slight decline in revenue, Fluid Sciences expanded operating margins over 300 basis points to just over 21 percent.

Looking at the specifics, Aerospace revenue grew over 20 percent in the quarter as we continue to capture share in the (Dynamic field) market, but are making significant inroads in the repair and overhaul area.

Semicom was down 42 percent over Q2 last year and this is a trend, which we believe continues until Q4. Like Optoelectronics, our Fluid Sciences business is taking advantage of the market conditions to restructure their operations by transferring some of their semiconductor production to Singapore and Indonesia, an undertaking which would have been very difficult to do with the volume levels a year ago. Consequently, we believe we will come out of this downturn much better positioned in terms of our cost and quality.

Summarizing the quarter for the whole company, Q2 is a strong quarter in the majority of our businesses, but we were affected by (some traction) in Semiconductor and Photography markets, two industries going through a severe market correction. It was also a quarter where our ((inaudible)) to maintain an aggressive approach to cost controls and our ongoing attention to improving operations will continue to allow us to differentiate our performance from others.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

For guidance for the rest of the year, we believe organic revenue growth will look similar to Q2, but with higher growth in Life Sciences, slower growth in Telecom, but a recovery in Lighting. In addition, we anticipate Instruments to grow in the three to five-percent range for the remainder of the year.

Operating margins should continue to see good year-over-year improvement and we would expect to achieve our consensus EPS of $1.52, excluding the impact of the two strategic actions we announced today.

While both the sale of our Detection Systems business and the purchase of Packard BioScience will be dilutive in the short term, we believe these portfolio actions will provide us with a much stronger platform for growth and continued consolidation. As we have more definitive information with regard to the timing of these transactions, we will communicate the financial impacts.

Now, let me turn it over to John Engel, our President of Life Sciences business, to discuss our merger with Packard BioScience.

John Engel: Thanks, Rob. And good morning everyone. Thanks again for joining us on such short notice to talk about the acquisition of Packard BioScience.

As Greg described, we have been shifting our portfolio of businesses to higher growth emerging markets. The Packard acquisition represents an exiting next step in building a world-class drug discovery solutions company. It’s an excellent strategic fit, strengthening PerkinElmer’s position as one of the top three drug discovery solution companies in the world. PerkinElmer has outstanding technology and high throughput stream, with our instrument and reagent offerings, as well as exciting and growing positions in the emerging gnomic and proteomics markets.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Packard, as a leading supplier of automated liquid handling, sample prep tools and advanced biochip technologies, is a strong complement to PerkinElmer. This coupled with additional distribution and service scale will enable PerkinElmer to develop and deliver more powerful solutions for our Life Sciences customers around the world.

Now, a few words about Packard. Packard develops, manufactures and markets instruments and related consumables and services for use in drug discovery and other Life Sciences research, such as human disease research, genetic analysis and biotechnology. Packard’s products include automated liquid handling and sample preparation systems, biochip technology such as micro-array standard (arrayers) and protein chip and drug discovery reagent, readers, consumables and service.

In 2001, Packard is expected to generate about 200 million in revenues, with operating margins in the low teens. They have 1,000 employees, with production facilities in Illinois, Massachusetts, California, Montreal, Canada and the Netherlands.

Packard maintains strong research and development spending at rates in excess of 15 percent of sales (worth some) $30 million annually, fueling a very strong pipeline of new products and applications.

Importantly, Packard has strategic alliances and a strong set of relationships with a number of the world’s leading bioscience companies, such as Motorola, Oxford ((inaudible)) Sciences and Waters Corporation, to name a few. We serve many of the same customers in the pharmaceutical, biotech and academic market, with complementary products and services.

We are very excited about their growth prospects. They’re a leader in high growth markets of ((inaudible)) and liquid handling and sample preparation and have demonstrated the ability to continue to innovate to meet customer needs. In biochip technology, they have a large installed

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

base of biochip standards, with an exciting pipeline of new products and (informatics) planned for the new future.

The combined R&D forces will be significantly stronger and will enable us to drive additional focus on key new products, such as fully integrated workstations in gnomic, proteomic and high throughput screening.

Their biochip tracing technologies are world class, incorporating both ((inaudible)) and ((inaudible)) technologies. Their new and exciting chemistries, such as (alpha) and (breath) for high throughput screening applications, complement our (lance), (FD squared) and (delphia) chemistries. Packard also plans to launch a high throughput imaging reader under the name (Image Track). It will be leveraged in the PerkinElmer’s high throughput screening customer base. We expect a very strong distribution and service synergy between our two Life Sciences companies.

Packard has a strong sales base in North America, where more than 50 percent of their sales reside. And this complements our very strong sales base that PerkinElmer has in both Europe and Asia. We see a great opportunity to expand and extend our combined capabilities globally. Combined, we’ll have over 500 million in revenues in 2001 for our Life Sciences business. The combined entity will have an instrument and service base of revenues in excess of $50 million. This scale will allow us to leverage our global products support, as well as serving as a revenue and growth expansion vehicle.

We see additional opportunity through Packard’s complementary technologies. Liquid handling is a critical enabling step in both proteomic and gnomic workflow, an enabler, if you will, for high throughput screening processes. By linking our high throughput screening platforms with Packard’s expertise in liquid handling and sample preparation, we will be able to help our customers by improving the productivity of their drug discovery efforts.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

We also believe that the Packard sample preparation product will significantly enhance our gnomic and proteomics offering, such as our (snip) platform.

In addition to the sales and distribution synergies and R&D leverage we tried to touch on, we anticipate this combination also delivering a number of operating efficiencies in operations and in the supply chain. Our two companies have significant investments in our business systems which are underway, which will give us opportunity to better integrate our worldwide business and leverage our respective global capabilities.

I hope that my brief comments have been able to convey my excitement about the combination of these two businesses. This is an outstanding combination for our customers, our employees and our shareholders. We will be able to bring together an even more powerful set of capabilities and solutions to meet our Life Sciences customers’ needs of today and tomorrow.

Now, I’ll turn it back over to Greg Summe for questions and answers. Thank you.

Gregory Summe: Thank you, John. And, operator, we’d now like to go to questions, please.

Operator: Thank you. Today’s question-and-answer session will be conducted electronically. If you do have a question, please press the star key, followed by the digit one on your touch-tone phone. Again, that’s star, one, to ask a question. We’ll pause one moment to assemble our roster.

We’ll go first to Kathleen Lamb with Credit Suisse First Boston.

Kathleen Lamb: Yes. Good morning. And my question relates to Packard’s (big) debt. Do you intend to refinance that debt or are you expecting a change of control? Just interested in what your plans are there.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Male: Yeah. I think our plan would be to probably call that at the first call date, which I believe is March of ‘02.

Kathleen Lamb: Great. Thank you.

Operator: We’ll go next to Neil Bleicken with (Kayen) Capital Management.

Neil Bleicken: Good morning. Could you tell me your tax rate? Do you expect that same rate to continue going forward or will that readjust back higher later on for the next couple of quarters?

Male: No. I expect it to stay where it is. As I alluded to in the —in the comments, is we are seeing more (incoming, our lower) tax ((inaudible)) fixed in. And I expect that to be a trend that we will continue as we move more of our, what we call North America manufacturing and production offshore to more advantage tax areas.

Neil Bleicken: OK. Thanks.

Operator: Our next question comes from Paul Knight with Thomas Weisel Partners. Mr. Knight, your line is open. Please go ahead.

OK. We’ll take our next question from Larry Niebor with Robert W. Baird.

Larry Niebor: Good morning.

Male: Good morning, Larry.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Larry Niebor: What was the reason for the divestiture, the planned divestiture of the Detection Systems business? Wasn’t that about eight percent of the company?

Male: No, it’s less than that. It’s about —Detection Systems should be about 85 million in revenue through this year, so it’s probably a little closer to five percent. And the motivation for that, Larry, is —as we continue to sort of, reshape our portfolio around our highest growth opportunities, and so the detection systems did not fit in to that —did not fit in to that definition.

Larry Niebor: But haven’t you just made a —an —a significant acquisition there last year?

Male: We made an acquisition and which closed January of prior year, so about a year and a half ago, and we made that acquisition —we made that acquisition in order to build critical mass in the business and strengthen it’s competitive position. So we feel good about that acquisition. It was of a company named (Vivid), and —but that did not sort of change our ongoing outlook as to, you know, ultimately where —what business would do.

Larry Niebor: OK. One additional question, I guess, for Rob. On the cash EPS guidance, which I think you put at $1.52, including the two major changes that you’ve announced today, can you walk us through the impact for the planned divestiture of the x-ray detection business and the merger with Packard, what impact each will have on that EPS guidance?

Rob Friel: Well, as I mentioned before, it’s a little difficult, given we don’t know the exact timing. So what we’ve said is, the $1.52 is assuming they don’t close in the quarter, or in the year, and our anticipation right now is that they would, you know, close probably mid to late Q4. So again, depending on when they —when they close, they could have very little impact. If they close sooner than that, you know, I think we’re talking in the range of, you know, three to five cents if they were to close earlier in the quarter.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Larry Niebor: Well, you’ve already taken the detection business out of the numbers. So, you know, that’s in the discontinued. So ...

Rob Friel: Right, that’s where we’ve assumed ...

Larry Niebor: So it doesn’t matter ...

Rob Friel: ... that in the second half of the year. It’s small. It’s —I mean, it’s maybe a penny or two, but in fact, they were going to make profit in the third and fourth quarter, at least they were planning to make profit in the third or fourth quarter. If you think about Q2, they (basically) broke even, right? Because there’s a small loss was an allocation of interest expense. So we’ve now, we say, resized the business to break even at a relatively low volume, and we expected some pick-up in Q3 and Q4. So in fact, we expected, you know, call it a couple penny of profitability in the second half of the year.

Larry Niebor: OK.

Rob Friel: But depending on when we sell that, obviously, we wouldn’t have that.

Larry Niebor: Right, but it’s already out of the numbers. So it doesn’t matter when you sell it. You’re treating it as a discontinued operation.

Rob Friel: Right, but it wasn’t out of the one 52, which was the guidance we gave.

Larry Niebor: Oh, that was still in there.

Rob Friel: Yes.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Larry Niebor: OK. And finally, your other income area fell off quite a bit —other income and expense area fell off quite a bit this quarter from what we saw in the first quarter. It was down around 7.9 million. What was the reason for that?

Rob Friel: In Q1, we had some unfavorable foreign exchange that we did not experience in Q2.

Larry Niebor: And what was that variance?

Rob Friel: About a million, two.

Larry Niebor: So, to the positive in the second quarter.

Rob Friel: Yes.

Larry Niebor: OK. Thank you.

Rob Friel: OK?

Operator: Our next question comes from Rachel Golder with Goldman Sachs Asset Management.

Rachel Golder: Yes. Could you just review, please, your market share position in Life Sciences, and Packard’s, and how those compare to the other leading players in Life Sciences, and then a comment on whether you think there’ll be any regulatory hurdles to the merger?

Male: No, we don’t have specific market share numbers like that. Our interest though, in Packard is that it’s very complimentary to where we are, and that’s when we talked about the automated sample prep, and liquid handling in the biochip technologies. The motivation behind this is one of growth, and it’s an extension of our portfolio, much like adding (Anlife Sciences) was an extension of our

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

portfolio to enable us to offer a more complete solution to all of our customers. So we don’t anticipate much FDC issue, here, because it is very complimentary in nature, and we think it’s —you know, and it’s poised, really, around growth and extending a broader set of solutions to the customers.

Rachel Golder: Thank you.

Operator: Our next question comes from Rusty Raykov with Tiedemann Investment Group.

Rusty Raykov: Going back to this —to this same question. I’m sorry to sort of ask it in a different way, perhaps, that if you were to look at the product fairly specifically, wouldn’t you say that you guys were competing in certain areas, for instance, on the two analysis sides, most specifically in the sample handling, for instance, you know the two players were one of the biggest and the leading in the industry. How should I guess to view that market and what sort of opportunities are there?

Male: No, I would say not, because we’re not really in the —you know, we have very little in the sample handling part of the business.

Rusty Raykov: And where then, is the major overlap between the two companies?

Male: Well, like I told, we don’t see a lot of overlap between the two companies. This is one that’s complimentary and focused on growth.

Rusty Raykov: Thank you.

Operator: Our next question comes from Vivek Khanna with UBS.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Vivek Khanna: Good morning. I had a couple of questions, but Rob, can you just tell us first, how many shares you intend to issue —so what’s the fully diluted share base for Packard?

Rob Friel: I think we’re going to issue about 22 million shares, and they’re fully diluted in, I’m saying, the 74, 75 million range.

Vivek Khanna: And what’s the —growth rate on the top line —you know, their organic growth rate?

Rob Friel: It’s been running around 13 to 15 percent.

Vivek Khanna: Great. And then just —can you just talk a little bit about the —in terms of in your —you know, the synergies that you may be able to realize on the cost, or the revenue side, even if it’s preliminary, do you think you could talk about that with...

Rob Friel: Yeah, I would say we fundamentally see four areas of fairly significant synergy. In addition, obviously, we’re going to get a fair amount of synergy on the financing side, because I think, one of the earlier questions talked about our ability to refinance the debt. So we just hold that to the side. But clearly, we’ll get some synergies on the cost of sales, so whether you think about that on the greater ability to consolidate the material of purchases, and sort of improve the production efficiencies, we see that as an opportunity. Clearly on the G&A side, I think there’s significant opportunity, there.

Some synergies, I think, on the R&D side, I wouldn’t say significant, but I think there’s an opportunity, or some opportunity to do with a little (less) on the R&D. And then I think, finally, we do believe we’ll see fairly significant revenue synergies, because of the complimentary ((inaudible)) of, you know, our instruments and reagents and their instruments, specifically in the liquid handling and sample prep area. So I think those are the ((inaudible)) that we see good opportunity.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Vivek Khanna: Great. Thanks a lot.

Operator: Our next question comes from Luca Ippolito with Chesapeake Partners.

Luca Ippolito: Yes. If I could go back to the proposed transaction for a second. Are there any tests or financial, or product, or milestone tests? Part A, and Part B, are there any walk-aways? In other words, based on stock price, or any thing else?

Male: Well, I don’t want to get in to the specifics of the contract, but I would say that the contract, and agreement that we have, is very well defined, and rigorous in its understanding, and we expect this transaction to be able to close, as Rob said, probably in the —in the fourth quarter.

Luca Ippolito: Thank you.

Operator: And we’ll go to Paul Knight with Thomas Weisel Partners.

Paul Knight: Rob could you, just —I might have missed this, but what was the sale on the discontinued off-line? What was the (lost) sales from that?

Rob Friel: The revenue you’re talking about is detection systems?

Paul Knight: Yeah.

Rob Friel: Is about 20 million.

Paul Knight: Is that (Vivid) and (Orbitech)?

PERKINELMER, INC.
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Confirmation # 664198

Rob Friel: (You mean) (Astrophysics)?

Paul Knight: Yeah.

Rob Friel: That’s right. That’s —yeah, that’s (Astrophysics) and (Vivid).

Paul Knight: It’s just security that’s on that line, right?

Rob Friel: That’s correct. That’s security and detection systems.

Paul Knight: OK. Thank you.

Operator: Our next question comes from Scott Greenstone with Thomas Weisel Partners.

Scott Greenstone: Good morning. Could you talk about the microwave spotting business, and how you see that market developing in light of, you know, (Afermetrics) and Packard saying it was weak last quarter?

Male: Scott, we think the microwave spotting business has a bright future, and our outlook is, it grows about 30 percent a year, both in the custom and standard products. You know, we’re also leader in the nucleotides, the reagents used for a lot of folks to, to process those.

So I think we’re still bullish on it and, you know, it’s hard to comment on one company’s particular fortunes one quarter or another, but we see it as a good long-term growth business.

Scott Greenstone: OK. Thank you.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Operator: Again, if you have a question, please press star one at this time. We’ll go to a follow-up question with Larry Niebor.

Larry Niebor: Thank you. Regarding the 400 basis point improvement you find in gross margin this fortune, what was the source of most of that gross margin increase?

Male: Well, I think you can break it into a couple of categories. First of all, we saw good revenue growth in instruments and life sciences. And as we’ve talked in the past, those two businesses have very nice gross margin percentages, so you get good leverage there.

So I would say, you know, you really have to bifurcate the company from the standpoint, as you saw. Nice gross margin expansion on volume leverage in those two.

In the case of (opto-electric), (opto-electin) fluid, you saw a very aggressive cost action. So we’ve taken, in the first half of the year, almost 800 people out. And they have a tendency to be largely in, I would say, (factored). And so that’s where we’re seeing the good margin improvement.

Larry Niebor: Would you —I’m sorry —did you say most of those people were at the factory level?

Male: Yes.

Larry Niebor: So, on the production side. Do you also see a lot of that production moving over to lower-cost environments in (Asia)?

Male: We do. And I think we continue to see a benefit of that, you know, specifically in the opto-electronics area, where we’ve been very aggressive in moving our production into our —you know, we’ve got some world class facilities there in Singapore, Indonesia, China and the Philippines.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Larry Niebor: How much do you see production increasing there next year over this year?

Male: Well, I think actually, by ‘03, we believe a third of our production across the company will be produced out of those locations.

Larry Niebor: OK. And then, one final question, or set of questions. Don’t you compete against Packard in the microplate reader area? You mentioned ...

Male: Yeah, I ...

Larry Niebor: You make microplate readers. They make microplate readers. Do you see any ((inaudible)) ...

Male: Yeah, I mean, you know, it is only the fine layer we do, but, you know, it’s a small part of their product line, and their products are positioned in different parts of the segments than ours, different sort of (staid) volume sensitivity segments than ours are.

You know, and that’s a market, of course, where there are a lot of different competitors out there. And so it’s —we actually view what they have as quite complementary to what we have.

Larry Niebor: Is it the same on the, with their (track) series of products? Doesn’t that compete against your detection systems products?

Male: No. We don’t, we don’t —no, not at all. I mean, we don’t really have anything into that marketplace.

Larry Niebor: OK. Thank you.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Male: Thank you.

Operator: We’ll go next to Kathleen Lamb with Credit Suisse First Boston.

Kathleen Lamb: Yes. In terms of looking at the credit quality of the company —obviously it’s a very high quality company —could you give us a sense of the asset sales that you’re pursuing, kind of dollarize those in terms of, you know, what your target is for, you know, total proceeds on any asset sales, and what your thoughts are in terms of cash flow available for debt reduction of the combined companies?

Male: Well, I would think that, with regard to asset sales, I mean, basically what is being exposed right now fundamentally is the detection systems. And I would say, you know, we’re very comfortable that we’ll be able to sell that, let’s say, at a gain, which would be sort of north of $65 million.

Kathleen Lamb: OK. And does it have EBITDA right now, that business?

Male: It does, couple of million dollars.

Kathleen Lamb: Couple million —did you say 12 million? Or ...

Male: No, couple million dollars.

Kathleen Lamb: Couple. OK. And the CAPEX of the company, kind of give a combined CAPEX budget for both companies, pro forma, you and Packard?

Male: Yeah, I —I would give you a number for us. I don’t know that I have their CAPEX number.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Kathleen Lamb: I think they had, in the March quarter, they, that was a pretty clean number.

Male: Yeah. It can be. But, you know, we’re going to stay away from making those kind of estimates, both really on proceeds of asset sales, ...

Kathleen Lamb: Yeah, ((inaudible)) ...

Male: ... and this. Because clearly, when we look at the combined businesses, there’ll be a different view on CAPEX than there is today.

Kathleen Lamb: Right. But Perkin by itself would have thrown off so much free cash flow, after, you know, kind of ex your asset sales. Do you have kind of a number that you’ve targeted for this year as the, you know, the debt reduction?

Male: Yeah, well this year, we were projecting to do about $150 million in cash flow.

Kathleen Lamb: Hundred and fifty of cash flow.

Male: Yes.

Kathleen Lamb: And that’s for 2001.

Male: Yes.

Kathleen Lamb: Great. Thank you, gentlemen.

Male: You’re welcome.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Operator: We’ll go next to Blake Goodner with Bridger Capital.

Blake Goodner: Hey, guys.

Male: Good morning.

Blake Goodner: Just a quick question. Can you, can you break out for us the percentage of the business, of the life science business that’s reagents versus instruments, and what that will look like once the Packard deal is closed?

Male: Yeah. If you look at it post deal, it would be about 60 percent reagents, 40 percents instruments. If you look at us, of course, going into this, we’re a little bit more than 70 percent reagents.

Blake Goodner: And I think, Rob, you had cited that both the reagents and the instruments business grew double digits. Can you just remind us, I mean, what did that look like last quarter? I’m just trying to get a sense for — I know there’s been a lot of talk about the competitive landscape and some of the competitors having trouble on the instruments side, and some people wondering what’s going to happen to the reagent stream.

But can you just remind us what that looked like in the first quarter?

Rob Friel: Yeah, well, last year we did see a much greater diversion between reagent instrument sales. Last year, you know — I mean last quarter — instruments I think was actually down slightly. Reagents were up, you know, again double digits.

So I think we’re happy to see Q2, the instrument growth come back up to, I think it was about 11 percent.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Blake Goodner: And do you expect both those to continue to grow double digits for the rest of the year?

Rob Friel: Yeah, I would expect that, yes.

Blake Goodner: OK. Thank you.

Operator: Our next question is a follow-up from Vivek Khanna with UBS.

Vivek Khanna: Can you give us numbers on the cash flow that, and the DSOs, and the inventory, and the CAPEX in the quarter?

Male: All right, let me take it through cash flow first. Cash flow for the quarter was about, (close) $5 million. CAPEX on that number, I could take it through the components, if you’d like. And we start with cash net income, was about 39. And of course, that’s back to goodwill, so that the depreciation was 12. We also had backed out $5 million of the — and this is the amortization of the convertible that’s non-cash — that’s ((inaudible)) six. And the (sources) start with about 56.

Working capital caused other movements in the balance sheet, sort of accrued expenses, was a minus 12. And that was fundamentally higher inventory. And I think there was two reasons for that. One is, clearly a little lower revenue than we expected, so we have built some inventory.

But I think the bigger number was, I think we’ve talked in the past that we are in the process of doing a fair amount of factory move. So whether it’s, the instruments German factory to Singapore, or we’re going through some moves in opto-electronics, even within our telecom facilities. So we did build a little inventory to sort of handle that transition.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

And that was also the case in our CAPEX. Our CAPEX was a little higher in the quarter than we would normally like because of what we’re doing with the factory rearrangement. So CAPEX was about $30 million in the quarter.

In restructuring, we spent about $8 million. I think when you add that down, it comes to about five.

Vivek Khanna: And the DSOs and inventory?

Male: DSO actually improved a little bit. Call it a day. And inventory, as I said, got a little worse, but I think a lot of that was planned around building some excess inventory with regard to these moves, or these product and facility moves.

Vivek Khanna: And so you still feel comfortable that you’re getting to somewhere north of 100 million in free cash flow for this year? I mean, given ...

Male: You know, I think, I mean, if you look at last year, you know, we did, I would call it 140. This time last year we had 15. So we have a tendency to be back loaded on our cash flow.

The other thing I would tell you is that, first half we spent (amount) of fair cash on restructuring. But it talked about the people take-out and a number of other things. And the reason we did that was to create more cash and profits in the back half of the year.

So I think we still feel good about being on track about the cash flow number.

Vivek Khanna: And then, how much of your business is semiconductor and photography? Do you know that, Rob? Just ...

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Rob Friel: Yeah, semiconductor is about 15 percent of our revenue.

Vivek Khanna: OK.

Rob Friel: And photography’s about eight.

Vivek Khanna: OK. Great. OK, I think —and, I think that’s all I have. Thanks.

Rob Friel: OK.

Male: Thank you.

Operator: We’ll go to Matthew Buten with Argus Partners.

Matthew Buten: Hi, guys. Quick question. What was the R&D amount for the discontinued ops? And what kind of rate do you expect going forward? Is that going to be higher or lower?

Rob Friel: The R&D on discontinued ops was about $2 million. And when you say a rate, do you mean for the total company?

Matthew Buten: Yeah, as a percent of sales.

Rob Friel: Well, I think it will continue to migrate up, and of course, with the inclusion of Packard, that further increases, because they have a higher percentage of R&D than we do as a total company. So I think the number continues to migrate up, I suspect probably in the seven to eight percent range.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Matthew Buten: Thanks. One more question. In terms of currency, was there an overall impact that you can quantify, both top and bottom line?

Rob Friel: I would say, top line, it cost us about three percent. From a revenue perspective, it depressed our revenue three percent. I would say at the bottom line, it’s probably about a penny a share.

Matthew Buten: Thanks very much.

Operator: Once again, star, one for any questions. We have another follow-up from Larry Niebor.

Larry Niebor: Hi. Getting back to the breakdown between the reagents and instruments, which you estimated 60-40 after the merger, where would you include your genetic screening business in that breakdown? Isn’t that more of a service business?

Male: No, today screening is about 90 percent reagents.

Larry Niebor: OK. Great. Thank you.

Male: OK.

Operator: We’ll go to Phil Marriott with Arnhold and Bleischroede.

Phil Marriott: Good morning. I was just, rough numbers, it looks to me like you would need something on, around 30 million in pre-tax savings on next year to be breakeven. Is that sort of about your thoughts?

Male: You know, though, we’re not suggesting we would be —you’re talking breakeven from a dilution and increasing standpoint?

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

Phil Marriott: Yeah.

Male: Yeah, we’re not suggesting we would be breakeven in ‘02. What we were saying is, we would be accretive in ‘03.

Phil Marriott: OK. I just —is that sort of a ballpark that would be needed? I’m not ((inaudible)) ...

Male: Yeah, I think that’s a pretty good number.

Phil Marriott: OK. Thank you.

Operator: Our last question will come from Kevin Sonnett with Saunders Asset Management.

Kevin Sonnett: Hi. This is Kevin. You know, just kind of looking at the combined companies for calendar ‘02, if I assume the deal closes at the very end of the fourth quarter, I come up with a number just kind of merging the T and Ls of about $1.60 for ‘02. Does that sound about right?

Male: Yeah, that’s close, maybe a little higher than that, but that’s fairly close.

Kevin Sonnett: OK. If ...

Male: I don’t, for one thing, I don’t know what you’re with —you might be missing the interest expense savings, but ...

Kevin Sonnett: OK, OK. If that is the case, and you guys talked about quite a few synergies, you know, four or five or six different cost synergies, and also some revenue opportunities. Is it fair to say

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

that most of that, you know, 15 cents or so dilution would come in the first half, with maybe a little of a pick-up in the back half?

Male: Yeah, I think that’s fair. I mean, obviously, it’ll take us a little while to get the benefits through the synergies, so I would say, the second half of ‘02 will be stronger than the first half, from the standpoint of less dilution.

Kevin Sonnett: OK. So, how do you think that would shake out over the four quarters, just looking at the kind of numbers that are out there —36 cents, 42 cents, 46, 54 —kind of about a nickel or so pickup each quarter.

Do you expect to see a, kind of declines off of those numbers in the first half? And maybe actually be able to meet, you know, do a buck or so in the back half?

Male: I would tell you right now it’s probably a little premature to give you a specific quarterly breakout by ‘02. You know, our general calendar has a sort of calendarizing our ‘02 plans sometime in September, even within the company, so, recognize this quarterly guidance out there for ‘02.

I would like to hold off until sort of the September-October timeframe when we do our ‘02, I would say, more detailed, bottom-up planning.

Kevin Sonnett: OK. OK, that’s fair. Thank you.

Operator: Mr. Summe, I’ll turn the call back over to you for any additional or closing remarks.

Greg Summe: OK, thank you. In summary, it was a quarter where the economic conditions held back some revenue growth, but our program in driving productivity and quality and new products enabled us to meet our financial commitments.

PERKINELMER, INC.
Moderator: Greg Summe
07-16-01/8:00 a.m. CT
Confirmation # 664198

This quarter also marks the significant step forward in the transformation of PerkinElmer into a focused, high-growth technology company, and we will continue our two-fold strategy of driving world class operations and continue to shift our portfolio to our highest growth opportunities, and we look forward to posting you on those results as we go along.

I thank you for your time today. This call is adjourned. Have a great day. Thanks.

Operator: That does conclude today’s call. We thank you for your participation. And you may now disconnect.

END